42 Broadway, Ste 12-129
New York, NY 10004
rialtomarkets.com
VIA EDGAR

August 27, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-1090
Attn: Michael Coco

Re:
Registration Statement Form F-6
SEC Accession No. 0001140361-25-030257
SEC Filing No.: 333-289507
London Stock Exchange Group plc (LSEG) (Subject) CIK: 0001842726
Rialto Markets LLC (Filer) CIK: 0001670539
Request for Withdrawal

Dear Mr. Coco:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Rialto Markets, LLC (the “Registrant”) hereby requests that the above-referenced Registration Statement Form F-6, filed with the Commission on August 11, 2025 (the “Registration Statement”), relating to the American Depositary Receipts (ADRs) of LSEG be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to file pursuant to Rule 466, making the registration filing effective immediately. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

If you should have any questions regarding this application, please contact Susan Xouris of Rialto Markets, LLC at susan@rialtomarkets.com.

We respectfully request that the Commission confirm the withdrawal of the Registration Statement at its earliest convenience.

Sincerely,

Rialto Markets, LLC

By:	/s/ Susan Xouris

Susan Xouris
Chief Compliance Officer